NII Holdings, Inc.
1875 Explorer Street
Suite 1000
Reston, VA 201910
April 27, 2011

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	NII Holdings, Inc.
Form 10-K for the Year ended December 31, 2010
Filed February 24, 2011
File No. 0-32421

Dear Mr. Spirgel:

NII Holdings, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated April 18, 2011 containing a comment on the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 24, 2011. This letter on behalf of the Company responds to the comment set forth in your letter.

For convenience of reference, we have set forth your comment in bold below, with the Company’s response following the comment.

Form 10-K

Financial Statements

1.  Summary of Operations and Significant Accounting Policies

1.
We note on page F-7 your statement that “[t]he correction of these errors was not material to our condensed consolidated financial statements as of and for the three months ended March 31, June 30, and September 30, 2010 nor was this correction material to our consolidated financial statements as of and for the year ended December 31, 2009. Provide us your comprehensive materiality analysis that forms the basis for this conclusion.

Response:

We are supplementally providing to the Staff on a confidential basis our comprehensive Staff Accounting Bulletin (SAB) No. 99, Materiality Analysis (the “SAB 99 Analysis”), which (a) explains, in quantified detail, the nature of each of the identified accounting errors that we corrected in our 2010 financial statements, (b) identifies the periods affected by those errors, and (c) assesses the impact of each error on the relevant financial statement line item and subtotal.  Our SAB 99 Analysis, which includes both a memorandum that evaluates the various errors from a quantitative and qualitative perspective and a detailed spreadsheet showing the quantitative impact of the errors, was prepared as part of our 2010 year end financial statement close process in connection with the preparation of the financial statements included in the Form 10-K and was reviewed with both the Audit Committee of our Board of Directors and PricewaterhouseCoopers LLP, our independent registered public accounting firm.

Based on that evaluation, which was conducted in accordance with SAB 99, and as disclosed on page F-7 of the Form 10-K, we concluded that the accounting errors in our Brazil operating segment as described on page F-7 were not material and were appropriately corrected as out of period adjustments during the three months ended December 31, 2010.  We also concluded that the correction of these errors was not material to our condensed financial statements in the relevant periods.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our comprehensive SAB 99 analysis that was prepared as part of our year end close process is being provided to the staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended.  In accordance with such rules, we request that these materials be returned promptly following completion of the staff’s review thereof.  By separate letter, we also request confidential treatment of these materials pursuant to the provisions of 17 CFR 200.83.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (703) 390-5172.

Thank you for your assistance in this matter.

Yours truly,

/s/ Teresa S. Gendron
Teresa S. Gendron
Vice President and Controller

Enclosures
cc:          Joseph M. Kempf
Robert S. Littlepage, Jr.